TELMEX ANNOUNCES MATURITY OF ITS CONVERTIBLE BOND

Mexico City, June 16, 2004. Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced today that its 4.25% Convertible Senior Debentures, issued on June 11, 1999, matured on June 15, 2004. Holders of approximately U.S.$570 million of the debentures elected to convert their debentures into American Depositary Shares (ADSs) representing TELMEX's series "L" shares at the conversion rate of 33.8110 ADSs per U.S.$1,000 principal amount of debentures. Each ADS represents 20 series "L" shares. Upon conversion, TELMEX issued from treasury 385,285,200 series "L" shares, which are equivalent to 19,264,260 ADSs.

As a result, the number of outstanding series "L" shares as of June 16, 2004 is 7,827,809,454

About TELMEX:

TELMEX is the leading telecommunications company in Mexico with 16.1 million telephone lines in service, 2.5 million line equivalents for data transmission and 1.5 million internet accounts. TELMEX offers telecommunications services through an almost 75 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.